UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                         AMENDMENT NO.1

    Southwest Royalties Institutional Income Fund X-C, L.P.
                        (Name of Issuer)


                 Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)


                         L. Paul Latham
                 Clayton Williams Energy, Inc.
                   6 Desta Drive, Suite 6500
                   Midland, Texas 79705-5510
                         (432) 682-6324
                (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         June 30, 2006
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?




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                    CUSIP No. Not Applicable

  (1) Names of Reporting Persons         Clayton Williams Energy,
Inc.

 (2) Check the Appropriate Box          (a)
     if a Member of a Group             (b)  X

 (3) SEC Use Only

 (4) Source of Funds                    AF

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          Not Applicable

 (6) Citizenship or Place of
     Organization                       Delaware corporation


Number  of  Shares/Units  Beneficially Owned  by  Each  Reporting
Person With:


 (7) Sole Voting Power                  373.1 Units

 (8) Share Voting Power                 None

 (9) Sole Dispositive Power             373.1 Units

(10) Shared Dispositive Power           None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person          373.1 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                             Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)              6.2% of class of
                                   5,983 Units

                                            (14) Type of Reporting
                                       Person                  HC
                                       (sole  parent  company  of
                                       the    Managing    General
                                       Partner of Issuer)


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Item 1.                                 Type     of     Security:
                                        Limited       Partnership
                                        Interests ("Units")

                                             Name of Issuer:
                                        Southwest Royalties
                                        Institutional Income X-C,
                                        L.P.

          Address of Issuer's           6 Desta Drive
          Principal Executive           Suite 6500
          Offices:                      Midland, Texas 79705

Item 2(a).     Name of Person
           Filing:                       Clayton Williams Energy,
Inc.

Item  2(b).     Address of Principal               6 Desta Drive,
Suite 6500
          Business Office:                   Midland, Texas 79705

Item 2(c).     Present Occupation:           Not Applicable

Item 2(d).     Criminal Convictions:              None

Item 2(e).     Civil Securities Laws
          Injunctions or
          Prohibitions:                 None

Item   2(f).       Citizenship:                         Delaware,
U.S.A.

Item 3.                                 Source of Funds:

     Southwest Royalties, Inc., as Managing General Partner of the Issuer, used its working capital to acquire Units (see
     Item 4). As sole stockholder of Southwest Royalties, Inc., the Reporting Person owns an indirect interest in the Units acquired by Southwest Royalties, Inc.

Item 4.   Purpose of Transactions:

     Southwest Royalties, Inc. satisfied the requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby Southwest Royalties, Inc., as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price. The Reporting Person, as sole stockholder of Southwest Royalties, Inc., owns an indirect interest in the Units acquired.

Item 5.        Interest in Securities

     Southwest Royalties, Inc., which is the Managing General Partner of the Issuer, holds a total of 373.1 Units of limited partnership interests over which it has sole voting and dispositive powers. As the sole stockholder of Southwest Royalties, Inc., the Reporting Person holds an indirect interest of 373.1 limited partnership Units. These Units represent 6.2% of the total 5,983 Units, which are issued and outstanding. The purchase transactions, which resulted in the indirect ownership of the Reporting Person increasing from 5.2% to 6.2% occurred between October 1, 2005 and June 30, 2006 when the Managing General Partner purchased an additional 59.7 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $174.67 to $189.69.


Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                             Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable


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                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: July 10, 2006           By:  /s/ L. Paul Latham
                              ----------------------------------
                              L. Paul Latham, President and
                              Chief Executive Officer,
                              of Southwest Royalties, Inc.
                              the Managing General Partner

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